EXHIBIT 99.1

Neptune Receives CSST Report

LAVAL, Quebec, May 8, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announced today the release of the investigative report on the accident that took place November 8, 2012 at the Sherbrooke production plant. The report, made public by the Commission de la santé et de la sécurité du travail ("CSST") (the Québec commission overseeing health and safety in the workplace), outlines the facts and alleged conclusions of the investigation and attributes some responsibility to the company. The report highlights that the exact cause of the accident could not be identified. In addition, it does not make any mention of additional fines or penalties against Neptune beyond the statement of offense notice seeking payment of a fine of approximately $60,000, previously received and disclosed by Neptune in the Fall of 2013.

Throughout the investigation, which lasted almost eighteen months, the construction contractors and their employees, as well as the employees and management at Neptune, offered their full cooperation to investigators from the CSST.

"We will take the time to analyze the report before commenting further on the conclusions surrounding the causes and circumstances that could have caused this tragic accident," said André Godin, Chief Financial Officer of Neptune. "The safety of our employees is one of Neptune's most important concerns."

During the reconstruction of the plant, Neptune worked in close collaboration with CSST representatives. Recommendations and corrective measures sought by the CSST were implemented by Neptune in order to make operations at the new plant as safe as possible.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Statements" section contained in Neptune's latest prospectus supplement, available on SEDAR at www.sedar.com (the "Prospectus Supplement"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the Prospectus Supplement under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com

         Media relations
         Vincent Martineau
         Panache Media
         +1.514.914.5757
         vmartineau@panache.me
         panache.me